Starfield Resources Inc. Makes an Assignment in Bankruptcy under the *Bankruptcy and Insolvency Act* (Canada)

Toronto, Ontario – July 2, 2013 – Starfield Resources Inc. (TSX:SRU) ("Starfield" or the "Company") announced today that it is deemed to have made an assignment in bankruptcy, effective at the close of business on June 28, 2013, for failure to file a proposal before the time for doing so has passed pursuant to the provisions of the *Bankruptcy and Insolvency Act* (Canada) (the "BIA"). The Company also announced that all of the directors of the Company and its subsidiaries have resigned effective as at the close of business on June 28, 2013.

As previously announced, Starfield filed a notice of intention to make a proposal ("Notice of Intention") pursuant to the provisions of Part III of the BIA. Pursuant to the Notice of Intention, PricewaterhouseCoopers Inc. ("PWC") was appointed as the trustee ("Proposal Trustee") in the Company's proposal proceedings. Pursuant to an order of the Ontario Superior Court of Justice (Commercial List), the time for the Company to file a proposal expired at the end of the day on June 28, 2013.

The Company completed a sale of substantially all of its assets related to its Ferguson Lake project earlier last month. In consultation with the Proposal Trustee, the Company determined that it would not be able to put forward a viable proposal and would not be filing a proposal by the deadline. As a result, Starfield is deemed to have made an assignment in bankruptcy at the end of the day on June 28, 2013, and PWC will be the trustee in bankruptcy of the Company.

The Company's subsidiary, Nevoro Copper Inc., also completed a sale of substantially all of its assets related to its Superior project outside of the proposal proceedings earlier last month.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements including delisting on the TSX, listing opportunities on the TSX Venture Exchange or NEX and the outcome of the assessment of strategic options. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the ability to meet TSX listing requirements within the specified time frame, success of completing any strategic option, the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change except where required by law. The reader is cautioned not to place undue reliance on forward-looking statements.